September 10, 2025

Alison G. Vasquez
Executive Vice President and Chief Financial Officer
Orion Group Holdings Inc
2940 Riverby Road, Suite 400
Houston, TX 77020

       Re: Orion Group Holdings Inc
           Form 10-K for the year ended December 31, 2024
           Filed March 6, 2025
           File No. 001-33891
Dear Alison G. Vasquez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction